EX-99.(d)(37)(ii)

EQ ADVISORS TRUST

FORM OF AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement effective [            , 2013] between AXA Equitable Funds Management Group, LLC, a limited liability corporation organized in the State of Delaware (“FMG LLC” or “Manager”) and AXA Investment Managers Inc. (“AXA IM” or “Adviser”), a corporation organized under the laws of the State of Delaware.

WHEREAS, FMG LLC and AXA IM agree to modify the Investment Advisory Agreement, dated as February 8, 2013 (“Agreement”) as follows:

1. New Portfolio. FMG LLC hereby appoints AXA IM to serve as the Adviser to AXA SmartBeta Equity Portfolio (“New Portfolio”).

2. Existing Portfolio. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to the EQ/High Yield Bond Portfolio (“Existing Portfolio”).

3. Duration of Agreement.

a.	With respect to the Existing Portfolio, the Agreement will continue in effect for a 12 month period beyond August 31, 2013 and may be continued thereafter pursuant to subsection (c) below.

b.	With respect to the New Portfolio, the Agreement will continue in effect for a period of two years beginning , 2013 and may be continued thereafter pursuant to subsection (c) below.

c.	With respect to each Portfolio, the Agreement shall continue in effect annually after the date specified in subsection (a) or (b), as the case may be, only so long as such continuance is specifically approved at least annually by a majority of the Trustees who are not a party to the agreement or interested persons (as defined in the Investment Company Act of 1940, as amended (“1940 Act”) (“Independent Trustees”) by a vote cast in person at a meeting called for the purpose of voting on such approval, and by either the Board of Trustees or a vote of a majority of the outstanding shares of the Portfolio. The required shareholder approval of the Agreement or of any continuance of the Agreement shall be effective with respect to a Portfolio if a majority of the outstanding voting securities of the series (as defined in Rule 18f-2(h) under the 1940 Act) vote to approve the Agreement or its continuance, notwithstanding that the Agreement or its continuance may not have been approved by majority of the outstanding voting securities of (a) any other Portfolio affected by the Agreement, or (b) all the Portfolios of the Trust.

4. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fees payable to the Adviser with respect to the Portfolios is hereby replaced in its entirety by Appendix A attached hereto.

5. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date set forth below.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		AXA INVESTMENT MANAGERS INC.

By:		By:
	Steven M. Joenk		Name:
	Chairman, Chief Executive Officer and President		Title:

APPENDIX A

TO

FORM OF INVESTMENT ADVISORY AGREEMENT

AXA INVESTMENT MANAGERS INC.

Portfolio*	Annual Advisory Fee Rate**
EQ/High Yield Bond Portfolio
	AUM	Fee (bps)
	First USD50m	39.00
	Next USD200m	37.00
	Next USD250m	35.00
	Thereafter	33.00
AXA SmartBeta Equity Portfolio	TBD

*	Fees to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser.
**	The daily advisory fee for the Portfolio is calculated by multiplying the aggregate net assets of the Portfolio at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.